Hogan & Hartson

l.l.p.

COLUMBIA SQUARE 555 THIRTEENTH STREET, NW WASHINGTON, DC 20004-1109 TEL. (202) 637-5600 FAX (202) 637-5910 WWW.HHLAW.COM

July 19, 2005

Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed April 26, 2005
File No. 333-124351
Form 10-K for the fiscal year ended 6/30/2004, as amended
Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
File No. 0-21059

Dear Mr. Shuman:

     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated July 7, 2005 relating to your review of the above filings and our previous response dated June 10, 2005.

     ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.

Form S-3

General

1.	We note your responses to our prior comments 1 and 2. You indicate that you believe that you are not engaging in a public offering of the shares of your common stock underlying the “B” Warrants and “C” Warrants in light of the fact that you have removed these shares from your amended registration statement. However, you initially filed a resale registration statement for the public offering of securities that included securities underlying these additional investment rights, thereby engaging in a public offering of such securities, when the sales of these securities to the investors had not been consummated. Since these securities were part of the March 2005 offering that included the offer and sale of shares of common stock and the “A” Warrants, the offering,

BERLIN            MUNICH            BRUSSELS            LONDON            PARIS            BUDAPEST PRAGUE            WARSAW            MOSCOW            BEIJING            SHANGHAI            TOKYO
NEW YORK            BALTIMORE            McLEAN            MIAMI            DENVER            BOULDER            COLORADO SPRINGS            LOS ANGELES

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

including the offer and sale of the common stock and “A” Warrants, was not completed before the resale registration statement was filed. It appears that amending your registration statement to remove shares of your common stock underlying the additional investment rights does not negate the fact that you commenced a public offering of securities issued in an uncompleted private offering. We reiterate our request that you provide a detailed factual and legal analysis as to how the filing of the resale registration statement prior to the completion of the March 2005 private placement is consistent with the requirements of Section 5 of the Securities Act. Alternatively, please revise your registration statement to provide appropriate disclosure that indicates the potential effect on the company of commencing a transaction in unregistered from and then filing a resale registration statement before completing the issuance transaction. In this regard, you should consider and disclose the consequences of any significant uncertainty as to availability of an exemption from the registration requirements of the Securities Act for the March 2005 unregistered transaction. In responding to this comment, please refer to Interpretations 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone Interpretations for guidance.

     Response: A separate response to this comment was filed on July 12, 2005.

     Form 8-K/A: Date of Report: March 24, 2005

2.	We note that the financial statements included in this Form 8-K/A includes historical financial statements for the year ending September 30, 2004. However, the financial statements of Double Helix Solutions Limited should include historical financials for the interim period along with footnotes. See Rule 3-05 of Regulation S-X.

     Response: The Company will file an amended Form 8-K/A to include the required financial statements of Double Helix Solutions Limited as of December 31, 2004 and December 31, 2003, including a balance sheet of the most recent interim period, comparative income statement, statement of cash flows and required footnote disclosures.

Form 10-K/A

3.	We note your proposal regarding making changes to your Form 10-K for the fiscal year ending June 30, 2005 in response to applicable Staff comments. In light of the potential disclosure issues raised by our comments, we are not able to concur with your proposal at this time.

     Response: The Company proposes to amend its most recent Form 10-Q to make the disclosures suggested in the Staff’s comments, including those in response to Comment 9 of this

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

letter. The Company respectfully requests, however, based on discussions between the Company and the Staff as referred to below in connection with Comment 4, that the Company be permitted to make the disclosures suggested in the Staff’s comments, including those in response to Comment 4 of this letter, in future filings beginning with our Annual Report of Form 10-K (which is due not later than September 29, 2005 and which we currently expect to file in early to mid-September).

     Financial Statements

     Consolidated Statements of Operations, page F-5

4.	We note your response to our prior comment 7. Your consolidated statements of operations should present the components of net revenue and cost of revenue on a disaggregated basis (i.e., present license revenue separate from service revenue) in order to comply with Rule 5-03(b) of Regulation S-X. Furthermore, tell us why the Company believes that arbitrary judgment would be involved in allocating the contract or job costs to the contract elements of products or services. In this regard, tell us why you have not established such controls to collect the required information to comply with the Rule and to have effective disclosure and controls procedures under Rule 307 of Regulation S-X.

     Response: The Company is aware of the requirement to present the components of net revenue and cost of revenue on a disaggregated basis as required by Rule 5-03(b) of Regulation S-X and proposes to comply with the requirement on a going forward basis beginning with our Form 10-K for the fiscal year ending June 30, 2005, which is due on September 29, 2005.

     In a previous response dated March 13, 2001, to the Staff’s comment letter dated February 21, 2001, we addressed a substantially similar comment by the Staff by explaining to the Staff the reasons for our non-compliance with this requirement. Since neither our business nor the way we manage our business has materially changed, and since the Staff raised no objection to our March 2001 response, we have continued to show aggregated revenues and cost of revenues. However, the Company understands the Staff’s position and the Company is willing to show these components on a disaggregated basis in our Statement of Operations for fiscal years 2003, 2004 and 2005 beginning with our Form 10-K for fiscal year ending June 30, 2005.

     As discussed between the Company and the Staff, compiling this information for prior years will take a substantial amount of time. The Company currently does not separate cost of revenue elements and will be required to develop an allocation method to disaggregate those historical costs to comply with the requirement. (We inadvertently used the term “arbitrary” to describe this process in our previous response and intended to convey that we would have to use judgment to allocate the historical costs.) Starting with fiscal year 2006 (which commenced July

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

1, 2005), we will change our cost accounting structure to capture these costs separately. Once we develop the allocation methodology, we will have to apply it to prior years, and the methodology and application to prior years will need to be reviewed by our outside auditors. We estimate that this process could take 45 to 60 days to complete, which would mean the information would be filed about the same time ACE*COMM is planning to file its fiscal year 2005 10-K. Additionally, if we were required by the Staff to amend our fiscal year 2004 10-K to reflect this approach, we would be required to obtain the consent of our former auditor for fiscal year 2002, which we think would cause even further delay and significant expense given that our former auditor would also want to review our methodology and amendments. Additionally, the Company believes that fiscal year 2002 information, which is now four years old, would not be as meaningful as our three most recent fiscal years. For the above reasons we request that the Staff permit us to comply with this requirement on a going forward basis beginning with our Form 10-K for the fiscal year ending June 30, 2005, due not later than September 29, 2005. We currently expect to file in early to mid-September.

     Note 12 — Mergers and Acquisitions, page F-17

5.	We note your response to prior comment 14. Tell us how you considered EITF 99-12 in your valuation that requires a period of a few days before and after the date of announcement (i.e., two days before and after the announcement date). That is, indicate why you believe your valuation methodology is appropriate. Explain why you are using a multiplier of 0.825 and explain your references to “discounts within the range estimated to be typical for private financing by a small public company”. Additionally, indicate how you considered the guidance in paragraphs 83-85 of FIN 44 in determining how to account for the vested and unvested stock options and warrants. Indicate how you considered disclosing the non-cash activity within the statements cash flow. See paragraph 32 of SFAS 95.

     Response: Prior to our merger discussions i3 Mobile ceased all revenue producing operations, sold its assets, had no customers and, other than one custodial employee, had no employees. Accordingly, the merger with i3 Mobile did not possess the characteristics of a business combination found in Regulation S-X and Statement of Financial Accounting Standard No. 141. It is the Company’s belief, therefore, that a “Purchase Business Combination” did not occur and, as a result, EITF 99-12 Determination of the Measurement date for the Market Price of Acquirer Securities Issues in a Purchase Business Combination would not apply. The Company also believes that FIN 44 does not apply because the transaction did not meet the requirements of a business combination and the purchase method of accounting was not used. Indeed, even if had FIN 44 been applicable the Company does not believe that a new measurement date would have been created as all options and warrants were out of the money at the merger date.

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

     The multiplier of 0.825 (a discount of 17.5%) was a negotiated term in the merger agreement. We believed that this discount was within the range of terms that are typical for a private financing by a small public company. The Company inquired with an investment banking firm for comparable terms and had previously received proposals from firms to provide capital through a private placement (which we did not consummate). Those precedents indicated that a discount range of 20 - 25% plus warrant coverage in addition to the discount was typical for such a transaction.

     We agree with the Staff’s position regarding supplemental non-cash disclosure. The Company’s future cash flow statements will include such disclosure.

6.	We note your response to prior comment 15. Explain why test (3) is not applicable since both entities reported a loss in the prior fiscal year. When losses are incurred, the significance test should be performed using absolute amounts. Provide the significance test for the income test.

     Response: Our previous response was in error and test (3) is applicable using absolute amounts as both entities had losses. Following is the significance test (3):

     Net loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle:

Intasys for the year ended December 31, 2003	(73,000)
ACE*COMM for the year ended June 30, 2003	(1,982,000)
Ratio	3.7%

7.	We note your response to prior comment 16. We believe that it would be difficult to judge whether an investor would find this information meaningful and such disclosures has been required by the SEC. Your disclosures should include the following for IPR&D:

•	Specific nature and fair value of each significant in-process research and development project acquired

•	Completeness, complexity and uniqueness of the projects at the acquisition date

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates

•	Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely

•	Appraisal method used to value projects

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

•	Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project’s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

     Response: As part of the asset purchase of Intasys, the Company acquired software (JBill Global) that was in the process of being developed into a new product. JBill is a billing and customer care solution for certain network operator and service provider markets, which the Company valued at $1,160,251. On the date of the asset purchase the project was approximately 65% complete. The IPR&D effort was not related to routine, on-going efforts to refine, enrich, or otherwise improve upon the qualities of an existing product. At the time of valuation the cost to complete the development was estimated at $400,000 and this specific project was scheduled to be completed by the end of calendar year 2004.

     The project was completed in early 2005 and at slightly higher costs than originally projected. Given the fast moving development of new technology in the Company’s industry, the Company believes that delays with this project and with follow on development efforts could adversely impact future revenues and could make the Company’s products less competitive in the marketplace. To date the Company cannot identify any specific revenue opportunities that were lost as a result of any delays associated with this project.

     To value the IPR&D we applied the Fair Value standard and calculated the value by discounting the estimated cash flow streams that would be generated. This analysis involved several key assumptions to calculate the estimated fair value of IPR&D. The key assumptions are:

•	Timing of Cash Flows and Profits — The timing of cash flows and profit margins are based on management’s detailed forecast of its IPR&D projects for 2004 through 2012. We forecasted cost of sales of 45% and general and administrative costs of 34% consistent with Intasys’s other operations. Additionally, an income tax rate of 35% was applied.

•	Contributory Charges — Contributory charges for working capital, fixed assets, and assembled workforce were taken into account. Historical balances were used to estimate the contributory balances, when available.

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

•	Discount Rate — The discount rate is specific to the intangible assets that are being valued, and are effectively based on the risk profile of the acquired company. A weighted average cost of capital was used for discounted cash flow calculations that were based on free cash flow to invested capital economic earnings streams. We considered the cost of debt, the risk-free rate, the equity risk premium and the size risk premium in establishing the weighted average cost of capital. A discount rate of 18% was used in the IPR&D calculation.

     The Company proposes to add a discussion similar to the above in its Form 10-K for the period ended June 30, 2005, and if the Company is required to amend its Form 10-K for the period ended June 30, 2004 to that document as well. The discussion would indicate as discussed above that the project is now complete.

Form 10-Q for the quarterly period ended March 31, 2005

     Financial Statements, page 3

     Note 6 — Mergers and Acquisitions, page 10

8.	We note your response to prior comment 20. We notes that you valued the shares issued to acquired Double Helix using a ten day volume weighted average price of ACE*COMM common stock. Provide us with analysis indicating how the price per share would vary as a result of using the ten day volume weighted average price verses using two days before and after announcement date to determine the fair value of the securities.

     Response: The ten day volume weighted average price resulted in a price of $3.1648. When only two days before the announcement (March 22 & 23rd) and the two days after (March 28 & 29th) are used, the average for those four days is $3.21 which resulted in a difference of $0.0452 per share. When applied to the stock portion of the purchase price this difference would have decreased the number of shares issued by 24,506 or $78,664, which the Company did not consider material to the financial statement treatment of the transaction.

9.	We note your response to prior comment 21. We believe that it would be difficult to judge whether an investor would find this information meaningful and such disclosures has been required by the SEC. Your disclosures should include the following for IPR&D:

•	Specific nature and fair value of each significant in-process research and development project acquired

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

•	Completeness, complexity and uniqueness of the projects at the acquisition date

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates

•	Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely

•	Appraisal method used to value projects

•	Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins, and expense levels, and the risk adjusted discount rate applied to the project’s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

     Response: As part of the acquisition of 2 helix, the Company acquired three software tools (Network Inspector, Network Visualization and Discrepancy Inspector) that were in the process of being developed into new products.

     Network Inspector is a powerful data collection, enhancement and reporting tool. Network Visualization is used for network planning and allows operators an accurate representation of the physical network in relation to existing customers, prospective customers, network infrastructure and the available spare capacity. Discrepancy Inspector is a powerful analysis and reporting tool that allows users to identify and investigate discrepancies in data between the network, OSS and upstream business systems. The fair value of each project at the date of acquisition was $2,274,601 for Network Inspector, $1,705,951 for Network Visualization and $1,137,300 for Discrepancy Inspector.

     On the date of the purchase the projects were approximately 50% completed; as of June 30, 2005, development was progressing on schedule. At the time of valuation the cost to complete the projects was $950,000 and the projects were to be completed by March 31, 2006.

     Delays with these projects and with additional development efforts could adversely impact future revenues and could make the Company’s products less competitive in the marketplace. Our ability to realize the full value of the acquisition of 2 helix is dependent upon the completion of these projects. To complete the projects we must be able to maintain our existing development team and recruit additional resources to complete projects on time. Any failure to do this will limit the market into which we can sell or products and services. Further, customers are always looking for the most advanced technology available. To the extent that

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

competitors can offer more advanced technology within a given price range our sales would be adversely affected.

     To value the IPR&D we applied the Fair Value standard and calculated the value by discounting the estimated cash flow streams that would be generated. This analysis involved several key assumptions to calculate the estimated fair value of IPR&D. The key assumptions are:

•	Timing of Cash Flows and Profits — The timing of cash flows and profit margins are based on management’s detailed forecast of its IPR&D projects for fiscal year (June 30 year end) 2006 through 2011. We forecasted cost of sales of 55% and general and administrative costs of 20% consistent with 2 helix’s other operations. Additionally, an income tax rate of 35% was applied.

•	Contributory Charges — Contributory charges for working capital, fixed assets, and assembled workforce were taken into account. Historical balances were used to estimate the contributory balances, when available.

•	Discount Rate — The discount rate is specific to the intangible assets that are being valued, and are effectively based on the risk profile of the acquired company. A weighted average cost of capital was used for discounted cash flow calculations that were based on free cash flow to invested capital economic earnings streams. We considered the cost of debt, the risk-free rate, the equity risk premium and the size risk premium in establishing the weighted average cost of capital. A discount rate of 21% was used in the IPR&D calculation

     The Company proposes to add a discussion similar to the above in an amended Form 10-Q for the period ended March 31, 2005 (which discussion would be as of March 31, 2005, approximately one week after completion of the transaction) and to its Form 10-K for the period ended June 30, 2005. The Company has advised us that in its 10-K and subsequent filings it will discuss the status of efforts to complete the projects, and update the discussion of the impact of any delays on its expected investment return, results of operations and financial condition.

* * * * *

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 19, 2005

     Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,

Steven M. Kaufman

Enclosures

cc:	Steven R. Delmar
Frank A. Bacelli